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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

                         REPORT FROM INDEPENDENT COUNSEL
                            TO THE BOARD OF DIRECTORS

     Toronto, Canada, January 22, 2004 - Hollinger Inc.(TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has received and considered a privileged and confidential Report from Mr. Joseph Groia independent counsel to the Board of Directors and a former Director of Enforcement at the Ontario Securities Commission.

     Mr. Groia was retained by the Board in early December, 2003, as requested by the former independent directors of the Board to review and comment upon the six non-compete payments received by Hollinger Inc. in 1999 and 2000. Mr. Groia was assisted in his work by Deloitte & Touche LLP.

     The Board concluded the following at today's meeting:

     1.   To immediately retain US Securities Litigation Counsel.

     2. To ask its counsel to vigorously defend the claim of Hollinger International on the merits.

     3. That this matter will in all likelihood need to be resolved through litigation as Hollinger International appears to have ruled out any further discussion or negotiation.

     4. That US Securities Litigation Counsel also consider counterclaims against Hollinger International.

     As the Hollinger International claim is now in litigation, the Board also concluded that it would hold the Groia & Company Report in confidence during the pendency of the litigation.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets

     For further information:



Peter G. White                        Joseph Groia
Hollinger Inc.                        Groia & Company
416-363-8721                          Professional Corporation
                                      416-203-2115




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